Exhibit 99.1

On Reports Third Quarter 2021 Financial Results

•Consumer demand for global sports brand On continued to strongly accelerate in all channels, regions and product categories contributing significantly to On’s hyper-growth. Net sales increased by 68% in Q3 2021 and by 77% in the first nine months of 2021, with the direct-to-consumer business growing 93% in the third quarter.
•Q3 2021 has been the strongest quarter in the history of On recording net sales of CHF 218.0 million, adjusted EBITDA of CHF 37.9 million and a gross margin of 60.2%, up from 54.5%. This is happening despite the supply chain challenges of the industry.
•On is expecting net sales of CHF 710.0 million and adjusted EBITDA of CHF 92.0 million for the full fiscal year 2021.
•On is an innovation company at heart and explores ways to move away from petroleum-based resources. In the last weeks, On announced a new foam called CleanCloud™, made using carbon emissions as a raw material. On is leading a consortium of innovation companies to commercialize CleanCloud™.
•On’s initial public offering in September draws a new starting line to deliver on On’s growth strategy and mission to serve a movement of millions and ignite their spirit through movement. Or as On calls it: Dream On.

ZURICH, Switzerland, November 16, 2021 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter ended September 30, 2021.

Martin Hoffmann, Co-CEO and CFO of On, said: “The third quarter of 2021 has been the strongest in the history of the Company in terms of net sales, gross profit, and adjusted EBITDA. We are thankful for the relentless work of our team during the pandemic to achieve this. Consumer demand for the On brand is accelerating across the globe, evident by the fact that our wholesale and direct-to-consumer sales channels, geographic regions, and product groups have all contributed significantly to our strong growth of 68% for the quarter and 77% for the first nine months. We expect the demand for the On brand to increase. Recent supply chain challenges will lead to a transitory supply shortage in the fourth quarter and the first half of 2022. But since early November, all our production factories are open, and our outlook on net sales and adjusted EBITDA exceeds our original assumptions. We believe we are well-positioned to leverage this market momentum and to capitalize on the powerful consumer trends that are enlarging the global sportswear industry, increasing our brand awareness, and expanding the size and breadth of our community.”

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “To see what started over ten years ago with our first prototype running shoe, to where we are today, generating quarterly net sales of CHF 218.0 million - makes us extremely proud. We are excited to see the great progress the Company has made over the third quarter of 2021 across all our strategic initiatives. We continued to strengthen our partnership with some of the most recognized premium global retailers while significantly scaling our community through our DTC channel, including a new On store in China. In addition to our strong results, we hit exciting milestones this quarter, which included becoming the official outfitter for the Swiss Olympics and Paralympics teams, introducing the Cloudboom Echo to support our athletes achieve incredible results, and wowing consumers with the new Cloudstratus. Further, we see our initial public offering in September as a stepping stone to continue to deliver on our growth strategy and our mission to serve more and more people around the world and have them move with us."

Third Quarter 2021 Financial and Operating Metrics
Key highlights for the third quarter ended September 30, 2021 compared to the third quarter ended September 30, 2020 include:
•    net sales increased 67.6% to CHF 218.0 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 93.0% to CHF 75.7 million;
•    net sales through the wholesale sales channel increased 56.7% to CHF 142.3 million;
•    net sales in Europe, North America and Asia-Pacific increased 50.3% to CHF 88.3 million, 82.6% to CHF 112.2 million and 71.4% to CHF 13.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 65.2% to CHF 205.0 million, 133.0% to 11.5 million and 41.5% to 1.5 million
•gross profit increased 85.4% to CHF 131.3 million;
•    gross margin increased to 60.2% from 54.5%;
•    net income increased to CHF 13.0 million from CHF 8.1 million;
•    adjusted EBITDA increased 67.9% to CHF 37.9 million; and

•adjusted EBITDA margin remained at 17.4%.
Key highlights for nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020 include:
•net sales increased 77.2% to CHF 533.5 million;
•net sales through the DTC sales channel increased 69.8% to CHF 191.1 million;
•net sales through the wholesale sales channel increased 81.7% to CHF 342.4 million;
•net sales in Europe, North America and Asia-Pacific increased 53.9% to CHF 216.3 million, 95.2% to CHF 276.1 million and 112.2% to CHF 32.1 million, respectively;
•net sales from shoes, apparel and accessories increased 76.2% to CHF 503.6 million, 109.4% to CHF 26.4 million and 35.8% to CHF 3.6 million
•gross profit increased 90.9% to CHF 318.5 million;
•gross margin increased from 55.4% to 59.7%;
•net income increased to CHF 16.8 million from a net loss of CHF 25.0 million;
•adjusted EBITDA increased 121.0% to CHF 85.2 million; and adjusted EBITDA margin increased from 12.8% to 16.0%.

Key highlights as of September 30, 2021 include:
•cash increased 641.6% to CHF 672.2 million compared to December 31, 2020; and
•net working capital was CHF 200.3 million as of September 30, 2021 which reflects an increase of 89.6% compared to September 30, 2020 and 77.3% compared to December 31, 2020.

Outlook
Due to recent events in Vietnam, we expect that the following supply chain challenges will have a short-term and transitory impact on our financial performance for the upcoming quarters: i) continued ramp-up after COVID-19 induced closures of factories located in the south of Vietnam are expected to cause supply constraints and higher airfreight expenses; ii) additional delays throughout the supply chain may delay a portion of net sales; and iii) higher freight and shipping charges and warehouse labor expenses will impact overall operating expenses.

The financial outlook assumes these challenges will impact the fourth quarter of 2021 and the first half of 2022.

For the year ending December 31, 2021, we expect net sales to be CHF 710 million, which represents year-over-year growth of approximately 67% compared to 2020. Further, for the year ending December 31, 2021 we expect adjusted EBITDA to be CHF 92 million, representing an adjusted EBITDA margin of 13.0% and year-over-year growth of 85%.

For the year ending December 31, 2022, we expect net sales to be at least CHF 960 million, and our net sales development returning to hyper-growth as of HY2 2022. Further, for the year ending December 31, 2022 we expect adjusted EBITDA to be CHF 125 million, representing an adjusted EBITDA margin of 13.0% and consistent with our outlook for 2021.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below.

On is an innovation company at heart. With a passion for innovation and expertise in running technology, the sports brand shows that performance, design thinking and sustainability can be a joint force. On recently announced a move away from petroleum-based resources in the mid-term by creating a new foam material called CleanCloud™, made using carbon emissions as a raw material. On is the first company in the footwear industry to explore carbon emissions as a primary raw material for a shoe bottom unit, specifically EVA (ethylene vinyl acetate) foam, that could also be used in other shoe parts and products in the future. Find more information under the following link: https://www.on-running.com/en-ch/articles/turning-carbon-emissions-into-running-shoes.

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 16, 2021 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1-646-664-1960 / +1-855-979-6654
United Kingdom:    +44-20-3936-2999
Switzerland:        +41-22-518-90-26
International:        +44-20-3936-2999

Access Code:        415800

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://event.on24.com/wcc/r/3507867/73B25BB0F9C2C01DE1EE407E8C8FE8EE. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Eleven years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS and Net Working Capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and transaction costs related to the IPO which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and Net Working Capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS or Net Working Capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. For more information on these non-IFRS measures, please see the section captioned "Reconciliation of Non-IFRS Measures" included in the accompanying financial tables, which includes more detail on the IFRS measure that is most directly comparable to each non-IFRS measure, and the related reconciliations between these measures.

Other than with respect to IFRS net-sales, we only provide guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; our highly competitive market and increasing competition; and our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality;

our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form F-1 and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Florian Maag
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Income Statements (unaudited)

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%
Cost of sales	(86,749)	(59,255)	46.4%	(215,024)	(134,169)	60.3%
Gross profit	131,288	70,822	85.4%	318,467	166,826	90.9%
Selling, general and administrative expenses	(107,407)	(56,812)	89.1%	(282,106)	(182,131)	54.9%
Operating result	23,881	14,010	70.5%	36,361	(15,305)	337.6%
Financial income	6	7	-15.5%	18	20	-10.4%
Financial expenses	(674)	(169)	298.5%	(2,218)	(634)	249.9%
Foreign exchange result	(5,021)	(5,092)	-1.4%	(2,723)	(5,735)	-52.5%
Income / (Loss) before taxes	18,191	8,756	107.8%	31,439	(21,654)	245.2%
Income taxes	(5,199)	(654)	694.6%	(14,688)	(3,307)	344.1%
Net income / (loss)	12,993	8,102	60.4%	16,751	(24,961)	167.1%

Earnings per share
Basic EPS Class A (CHF)	0.05	0.03	52.7%	0.06	(0.09)	162.9%
Basic EPS Class B (CHF)	0.005	—	-	0.01	—	-

Diluted EPS Class A (CHF)	0.04	0.03	55.5%	0.06	(0.09)	163.8%
Diluted EPS Class B (CHF)	0.005	—	-	0.01	—	-

Consolidated Interim Balance Sheets (unaudited)

	September 30,	December 31,

(CHF in thousands)	2021	2020

Cash and cash equivalents	672,221	90,642
Trade receivables	105,190	51,631
Inventories	145,285	102,878
Other current financial assets	41,433	17,135
Other current operating assets	40,052	19,979
Current assets	1,004,181	282,264
Property, plant and equipment	24,745	17,004
RoU assets	168,638	22,719
Intangible assets	58,375	54,667
Deferred tax assets	3,586	5,915
Non-current assets	255,344	100,305
Assets	1,259,525	382,569

Trade payables	50,131	41,543
Other current financial liabilities	19,787	7,276
Other current operating liabilities	97,889	36,113
Current provisions	4,731	376
Income tax liabilities	16,600	1,054
Current liabilities	189,138	86,363
Employee benefit obligations	5,304	5,630
Non-current provisions	709	20,645
Other non-current financial liabilities	160,831	19,174
Deferred tax liabilities	6,960	5,664
Non-current liabilities	173,804	51,114
Share capital	33,454	2,172
Treasury shares	(2,500)	—
Capital reserves	881,874	276,408
Other reserves	(2,619)	(3,109)
Accumulated losses	(13,626)	(30,377)
Equity	896,583	245,093
Liabilities and equity	1,259,525	382,569

Consolidated Interim Statements of Cash Flow (unaudited)

	For the nine months ended September 30,

(CHF in thousands)	2021	2020

Net income / (loss)	16,751	(24,961)
Share-based compensation	22,018	39,607
Employee benefit expenses	1,091	598
Depreciation and amortization	19,391	8,133
Interest income and expense	1,608	430
Net exchange differences	(1,432)	1,227
Income taxes	14,688	3,307
Change in provision	2,351	1,116
Trade receivables	(51,218)	(15,410)
Inventories	(40,914)	(29,720)
Trade payables	8,373	5,348
Change in other current operating assets and liabilities	1,038	4,067
Income taxes paid	(2,218)	(5,036)
Cash flow from operating activities	(8,473)	(11,292)

Purchase tangible assets	(12,028)	(6,872)
Purchase of intangible assets	(8,127)	(5,051)
Payment of contingent considerations	(200)	(26)
Cash flow from investing activities	(20,355)	(11,950)

Repayment of financial liabilities	—	(3,000)
Payments of lease liabilities	(6,874)	(2,109)
Proceeds from issue of shares	618,262	133,266
Equity transaction costs	(363)	(1,464)
Interests paid	(1,598)	(425)
Cash flow from financing activities	609,427	126,268

Change in cash and cash equivalents	580,600	103,027
Net Cash and cash equivalents at 1 January	90,595	120
Net impact of foreign exchange rate differences	927	(381)
Net cash and cash equivalents at 30 September	672,122	102,765

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net income / (loss)	12,993	8,102	60.4%	16,751	(24,961)	164.0%
Exclude the impact of:
Income taxes	(5,199)	(654)	694.6%	(14,688)	(3,307)	344.1%
Financial income	6	7	-15.5%	18	20	-10.4%
Financial expenses	(674)	(169)	298.5%	(2,218)	(634)	249.9%
Foreign exchange result(1)	(5,021)	(5,092)	-1.4%	(2,723)	(5,735)	-52.5%
Depreciation and amortization	7,716	3,250	137.4%	19,392	8,135	138.4%
Share-based compensation(2)	2,360	5,334	-55.8%	22,251	45,741	-51.4%
Equity transaction costs(3)	3,974	—	-	7,225	—	-
Adjusted EBITDA	37,931	22,594	67.9%	85,230	38,570	121.0%
Adjusted EBITDA margin	17.4%	17.4%	0.2%	16.0%	12.8%	24.7%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(3)    In connection with the IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

Adjusted net income, adjusted EPS and adjusted diluted EPS
We use adjusted net income, adjusted EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures. Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time. Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and the transaction costs relating to the IPO and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.

The table below reconciles net income / (loss) to adjusted net income, adjusted EPS and adjusted diluted EPS:

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands, except per share data)	2021	2021	2020	2021	2021	2020
	Class A	Class B	Class A	Class A	Class B	Class A

Net income / (loss)	11,418	1,575	8,102	15,527	1,224	(24,961)
Exclude the impact of:
Share-based compensation(1)	2,074	286	5,334	20,625	1,626	45,741
Equity transaction costs(2)	3,492	482	—	6,697	528	—
Tax effect of adjustments(3)	(728)	(100)	(703)	(1,233)	(97)	(3,364)
Adjusted Net income	16,256	2,242	12,733	41,616	3,281	17,416

Number of shares at beginning of period	245,740,000	345,437,500	271,438,750	271,438,750	—	234,198,750
Number of shares at end of period	274,998,125	345,437,500	271,438,750	274,998,125	345,437,500	271,438,750
Weighted number of outstanding shares	250,510,346	345,437,500	271,438,750	259,967,283	204,984,890	263,054,872
Weighted number of shares with dilutive effects	3,568,037	—	8,891,095	4,289,757	—	7,895,227
Weighted number of outstanding shares (diluted and undiluted)(4)	254,078,383	345,437,500	280,329,845	264,257,039	204,984,890	270,950,099

Adjusted EPS (CHF)	0.06	0.01	0.05	0.16	0.02	0.07
Adjusted Diluted EPS (CHF)	0.06	0.01	0.05	0.16	0.02	0.06
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    In connection with the IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.
(3)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(4)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted EPS as adjusted net income for such periods.

Net Working Capital
Net Working Capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management of Net Working Capital resources. We define Net Working Capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	September 30,

(CHF in thousands)	2021	2020	% Change

Accounts receivables	105,190	55,006	91.2%
Inventories	145,285	72,244	101.1%
Trade payables	(50,131)	(21,581)	132.3%
Net working capital	200,343	105,669	89.6%